FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2008

Commission File Number 000-51141

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the Press Release of DryShips, Inc. dated October 6, 2008.

Exhibit 1

DRYSHIPS ANNOUNCES STRATEGIC EXPANSION

ADDING 9 CAPESIZE VESSELS AND 2 UDW DRILLSHIPS

CONFERENCE CALL TO BE HELD TODAY AT 9:00 A.M. EDT

October 6th, 2008, ATHENS, GREECE - DryShips Inc. (NASDAQ: DRYS) a global provider of marine transportation services for drybulk cargoes announced today that it has entered into the following agreements:

DryBulk  Segment

In line with its strategy of continuing to grow, consolidate and renew its fleet, the Company has entered into agreements to take over the equity interests of single purpose companies (SPCs) owning 9 Capesize drybulk carriers (including 5 newbuildings) totaling 1.6 million deadweight, with an average age of approximately 2 years, from entities controlled by clients of Cardiff Marine Inc., including Mr. George Economou, Chairman and CEO of DryShips Inc.

The fleet details of the 9 Capesize vessels are summarized in the table below:

Name	Built/ Delivery	DWT	Employment	Gross rate per day	Redelivery Earliest	Redelivery Latest
MV Ventura	2006	174,315	TC	50,000*	Apr.-14	Jun-14
MV Pompano	2006	174219	TC	50,000*	Mar.-14	May-14
MV Fernandina	2006	174,315	TC	50,000*	Apr.-14	Jun-14
MV Morgiana	1988	186,001	TC	67,500**	Oct.-12	Dec-12
Newbuilding H1106	Nov-09	177,926	TC	56,000	Oct.-14	Dec-14
Newbuilding H1119	Sep-10	177,926	N/A	N/A	N/A	N/A
Newbuilding H1154	May-09	177,926	N/A	N/A	N/A	N/A
Newbuilding H1155	Jun-09	177,926	N/A	N/A	N/A	N/A
Newbuilding H1129	Jun-09	177,926	N/A	N/A	N/A	N/A

* Index linked until June 30, 2009, thereafter the vessel will be chartered-out at a gross daily rate of  $50,000.

** Staggered at a gross daily rate of $122,500, $95,000, $55,000 $35,000 and $30,000 for years one through five respectively.

DryShips will pay to the Sellers $689.6 million in exchange for the shares of the SPCs. Such consideration will be in the form of 19,431,840 newly issued shares of DryShips Inc. common stock. The Company will also assume $216.3 million of existing debt and $262.0 million in remaining shipyard installments related to these vessels which will be financed by debt facilities that are already in place except for $16 million which will be funded by DryShips. The implied aggregate value of the fleet is estimated at $1,168 million. Following the issuance of the new shares to the sellers, the total number of DryShips shares outstanding will be 62,984,840.

Pending the actual transfer of shares of the SPCs, the sellers will transfer all economic benefits and obligations arising from the ownership of the vessels to the Company.

George Economou, Chairman and CEO of DryShips Inc. commented:

“This transaction will enable DryShips to further grow its fleet and expand its market share at a time when our competitors are not only constrained by the difficult credit environment but do not have the ability to find quality assets on such a scale from the second hand sale and purchase market. These vessels are high specification sister vessels and following this transaction our Company’s fleet will be among the most modern in the industry, thus further enhancing the quality and longevity of our future earnings. In addition, the acquired fleet has a prompt delivery schedule and five of the nine vessels come with time charter employment attached ranging between five and six years.

When we saw the market mature in 2008 we shifted our chartering strategy to long term period coverage as a result of which 61% of the vessels in the water are employed on fixed rate contracts with an average remaining term of 5 years.

The fact that the consideration of this transaction is in the form of newly issued DryShips shares as opposed to cash is a testament of management’s belief in the intrinsic value of the Company and its future prospects. We remain confident in the long term fundamentals of the drybulk sector and we believe that this transaction will strongly reinforce our position as a leader and consolidator of the industry.”

Offshore Drilling (UDW) Segment

Primelead Shareholders Inc, a 100% wholly owned subsidiary of DryShips Inc, has entered into an agreement to take over the equity interests of a holding company which owns two advanced capability drillships for use in ultra deep water drilling (UDW) locations which are controlled by clients of Cardiff Marine, Inc., including Mr. Economou, Chairman and CEO of DryShips Inc.   The drillships are to be constructed by Samsung Heavy Industries Co., Ltd. (SHI) and are expected to be delivered from the shipyard in the fourth quarter of 2010 and the first quarter of 2011. The drillships are sister vessels to the two drillships ordered by DryShips earlier in the year at SHI which are expected to be delivered in the third quarter of 2011.

The consideration payable to the Sellers for these two UDW drillships will be in the form of newly issued shares of Primelead Shareholders Inc., which following this transaction will own six UDW units including 2 harsh environment (HE) semisubmersible rigs presently operational. The number of shares received by the sellers will be equal to twenty-five percent (25%) of all the then issued and outstanding shares of Primelead Shareholders Inc.

George Economou, Chairman and CEO of DryShips Inc. stated that:

“We are entering the offshore drilling segment with the same strategic vision we viewed the drybulk market back in 2005 when DryShips went public. We believe we are entering an industry that has very solid prospects for the next three to five years and we aim to take advantage of this. Our goal is to create a company that will be a competitive player in the UDW and HE sectors.

We continue to execute on our previously stated business plan to spin off Primelead Shareholders Inc. (to be renamed) to its shareholders in the form of a share dividend. Our plans remain intact and on schedule. We expect to file the necessary documents with the SEC within the next few weeks and to complete the spin off either during the 4th quarter of 2008 or the 1st quarter of 2009 subject to SEC review.

Post spin off, the newly created business entity will be the only pure play UDW/HE public company in the U.S with one of the most modern UDW fleets in the world that ranks number four internationally in number of UDW units. With the experienced management team of Oceanrig ASA acquired earlier this year and their proven operational track record of obtaining contracts with most oil majors, DryShips shareholders are in a unique position to capture the full advantage of the strong need for offshore oil exploration and production to meet the insatiable demand for energy.”

Conference Call and Webcast: Today, Monday, October 6, 2008, at 9:00 a.m. EDT

DryShips' management team will host a conference call today, Monday, October 6, 2008, at 9:00 a.m. Eastern Daylight Saving Time to discuss these acquisitions.

Conference Call details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) 1452 542 301 (from outside the US). Please quote "DryShips."

A replay of the conference call will be available until October 13, 2008. The United States replay number is 1(866) 247 4222; the international replay number is 0(800) 953-1533; from the UK or (+44) 1452-550 000 and access code required for the replay is: 2133051#

Slides and audio webcast

There will also be a simultaneous live webcast over the Internet, through the DryShips Inc. website (www.dryships.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The presentation material to be used for the conference call and webcast will be available on the company’s website in the Investor Relations section under “Presentations”.

About DryShips Inc.

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers that operate worldwide. As of the day of this release, DryShips owns a fleet of 54 drybulk carriers comprising 7 Capesize, 30 Panamax, 2 Supramax, and 15 newbuilding drybulk vessels with a combined deadweight tonnage of about 4.7 million tons.

DryShips is also the owner of 6 UDW drilling units including 4 UDW drillships to be built at Samsung Heavy Industries (SHI), scheduled for delivery between the fourth quarter of 2010 and the third quarter 2011. DryShips Inc.'s common stock is listed on NASDAQ Global Market where it trades under the symbol "DRYS".

Visit our website at www.dryships.com

Contact:

Investor Relations/Media

Nicolas Bornozis

Capital Link, Inc., New York

Tel. 212 661 7566

E-mail: dryships@capitallink.com

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.

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(Registrant)

Dated: October 6, 2008

By: /s/ George Economou

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George Economou

Chief Executive Officer

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